Filed by Apple REIT Ten, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:
Apple REIT Ten, Inc.
 Commission File No. 000-54651

August 2, 2016

Dear Shareholder,
On July 20, 2016, MacKenzie Realty Capital, Inc. (the “Bidder”) initiated an unsolicited tender offer (the “Tender Offer”) to buy common stock and the associated shares of Series A preferred stock (together, the “Units” or “Shares”) of Apple REIT Ten, Inc. (“Apple Ten” or the “Company”) at a price of $9.21 per Share (the “Offer Price”). The Tender Offer is limited to 500,000 Shares or approximately 0.57% of our outstanding Shares. The Company and the Bidder are not affiliated, and we believe the Tender Offer is not in the best interests of our shareholders.
Our Board of Directors has carefully evaluated the terms of the Bidder’s offer and unanimously recommends that you reject this unsolicited, opportunistic offer and not tender your Shares. We believe this offer is meant to take advantage of you and buy your Shares at an unreasonably low price in order to make a profit and, as a result, deprive you of the potential value of your investment. The Board of Directors acknowledges that each shareholder must evaluate whether to tender his, her or its Shares to the Bidder pursuant to the Tender Offer and that an individual shareholder may determine to tender based on, among other things, the individual shareholder’s individual liquidity needs.
The enclosed document is a copy of the Schedule 14D-9, which we filed with the Securities and Exchange Commission (the “SEC”) in response to the Bidder’s offer. The Schedule 14D-9 provides additional information for you and includes a more detailed description of our reasoning and recommendation against this Tender Offer. Please take the time to read it before making your decision. Some of the reasons why we strongly believe the Tender Offer is not in the best interests of our shareholders are as follows:
•
The Board of Directors believes that the Offer Price represents an opportunistic attempt by the Bidder to purchase Units at an unreasonably low price and make a profit and, as a result, deprive the shareholders who tender Units of the potential opportunity to realize the long-term value of their investment in the Company. However, the Board of Directors notes that because the Company is a non-exchange traded REIT, there is a limited market for the Units and there can be no certainty regarding the long-term value of the Units because the value is dependent on a number of factors including general economic conditions and the other factors referenced in Item 8 - “Additional Information” of the enclosed Schedule 14D-9.

•
On April 14, 2016, the Company announced its entry into a merger agreement to be acquired by Apple Hospitality REIT, Inc. (“Apple Hospitality”), which was amended as of July 13, 2016 (as amended, the “Merger Agreement”).

o
Pursuant to the terms of the Merger Agreement, each issued and outstanding Unit of the Company (other than those (x) with respect to which statutory dissenters’ rights of appraisal have been properly exercised, perfected and not subsequently withdrawn under Virginia law or (y) owned by Apple Hospitality, its merger subsidiary or any of their respective subsidiaries) will be converted into the right to receive (i) 0.522 common shares of Apple Hospitality (“Apple Hospitality Common Shares”) and (ii) $1.00 in cash.

o
Based on the 20 Day VWAP (volume weighted average price) of Apple Hospitality Common Shares ending April 12, 2016 of $19.49 per share, the total per Unit consideration equates to an implied offer price of $11.17 per Unit, including the $1.00 cash per Unit consideration. Apple Hospitality Common Shares are listed for trading on the New York Stock Exchange under the ticker symbol “APLE”.

o
Based on the closing price of Apple Hospitality Common Shares on August 1, 2016 of $20.47 per share, the total per Unit consideration equates to an implied offer price of $11.69 per Unit, including the $1.00 cash per Unit consideration.

o
The Merger Agreement contains various closing conditions, including approval by Company shareholders of the merger and approval by Apple Hospitality shareholders of the Apple Hospitality Common Shares to be issued in the merger. As a result, there can be no assurance that the merger will close. The Company and Apple Hospitality have called shareholder meetings to consider approval of the merger and the issuance of the Apple Hospitality Common Shares, respectively, on August 31, 2016. If the closing conditions are satisfied, including shareholder approvals, it is anticipated that the merger would close following the August 31, 2016 shareholder meetings.

o
The Board of Directors, based on the unanimous recommendation of the Special Committee of the Board of Directors, approved the Merger Agreement and approved submitting the Merger Agreement to Company shareholders with the Board’s recommendation that Company shareholders vote in favor of the merger and related transactions.

•
Solely for purposes of assisting trustees and custodians of individual retirement accounts (“IRAs”) containing an investment in Apple Ten common shares and assisting broker-dealers in meeting their customer account statement reporting obligations under Financial Industry Regulatory Authority (“FINRA”) rules for investments in the Company, the Company announced an estimated per share value of the Company’s common shares as of December 31, 2015 of $11.10 per share, as more fully described in the section entitled “Common Shares” of Item 5 of the Annual Report, which is incorporated by reference in the enclosed Schedule 14D-9. The fair value estimate of the Company’s common shares was based upon a third-party valuation of the per share value of its common shares on a fully diluted basis as of December 31, 2015. The third party developed a per share value range of $10.60 - $11.60 and the estimated value provided above is the mid-point of that range. As with any methodology used to estimate value, the methodology employed by the Company was based upon a number of estimates and assumptions that may not be accurate or complete and may not accurately reflect future conditions. The estimated per share value does not represent: (i) the amount at which the Company’s shares would trade on a national securities exchange, (ii) the amount a shareholder would obtain if he or she tried to sell his or her shares or (iii) the amount shareholders would receive if the Company liquidated its assets and distributed the proceeds after paying all expenses and liabilities. This value was not based on an appraisal of the Company’s assets.

•
By accepting the Offer Price, you would also be foregoing potential future distributions. The Company currently pays monthly distributions that, if annualized, amount to $0.825 per Unit per year. Although the timing and amount of distributions are within the discretion of the Board of Directors and the Board of Directors cannot provide any guarantee that the Company will maintain this rate of distributions in the future, or that, if the merger is consummated, that Apple Hospitality will continue to make distributions itself, shareholders that choose to participate in the Tender Offer by selling their Shares to the Bidder will lose the right to receive all future distributions, including any distributions made or declared after the expiration date of the Tender Offer.

•
The Bidder states that the Tender Offer is being made “for investment purposes and with the intention of making a profit from the ownership of the Shares” and admits that it was “motivated to establish the lowest price which might be acceptable” to the shareholders. Therefore, the Bidder acknowledges that the Offer Price was established based on the Bidder’s objectives and not based on what is in the best financial interest of you and the other shareholders.

•	The Bidder acknowledges that it has “not made an independent appraisal of the Shares” or the Company’s properties, and that it is “not qualified to appraise real estate.”
•
The Bidder has engaged a depositary for the Tender Offer, MacKenzie Capital Management, LP (the “Depositary”), that is an affiliate of the Bidder. As a result, there is no independent third party holding funds of the Bidder for payment of the Offer Price that can independently verify that such funds are available for payment, and the Bidder may have access to the Shares tendered by shareholders before all conditions to the Tender Offer have been satisfied and tendering holders have been paid.

•
The Tender Offer requires each shareholder to submit to the personal jurisdiction of the State of California and to arbitrate any disputes that may arise between any shareholder and the Bidder or the Depositary. For most shareholders and their counsel, the use of California law and a mandatory California arbitration would impose unfamiliar law and an inconvenient forum. Additionally, in any dispute between a shareholder and the Bidder or the Depositary, the prevailing party will be entitled to recover attorney fees and costs.

•
There is no guarantee that the Tender Offer will be completed in the time frame that the Tender Offer implies. The Tender Offer does not expire until August 19, 2016 and it may be extended by the Bidder in its sole discretion.

In summary, we believe that you should view the Bidder as an opportunistic purchaser that is attempting to acquire your Shares in order to make a profit and, as a result, deprive you of the potential long-term value of your Shares.
Should you have questions concerning the Tender Offer, please consult your financial advisor or our Investor Relations Department at 804.727.6321.
We appreciate your trust in the Company and its Board of Directors. We encourage you to follow the Board of Directors’ recommendation and not tender your Shares to the Bidders.
Sincerely,
/s/ Glade M. Knight
Glade M. Knight
Chairman of the Board and Chief Executive Officer

Disclosures
Certain statements contained in this correspondence other than historical facts may be considered forward-looking statements. Forward-looking statements are typically identified by use of terms such as “may,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “target,” “goal,” “plan,” should,” “will,” “predict,” “potential” and similar expressions that convey the uncertainty of future events or outcomes. Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the ability of the Company and Apple Hospitality to obtain the required shareholder or other third-party approvals to consummate the proposed merger under which the Company would be merged with and into a wholly-owned subsidiary of Apple Hospitality; the satisfaction or waiver of other conditions in the Merger Agreement; the risk that the merger or the other transactions contemplated by the Merger Agreement may not be completed in the time frame expected by the parties or at all; the ability of the Company to implement its operating strategy; changes in general political, economic and competitive conditions and specific market conditions; adverse changes in the real estate and real estate capital markets; financing risks; current and future litigation, including any legal proceedings that have been or may be instituted against the Company, Apple Hospitality, and others related to the Merger Agreement; regulatory proceedings or inquiries; and changes in laws or regulations or interpretations of current laws and regulations that impact the Company’s business, assets or classification as a real estate investment trust. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this correspondence will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the results or conditions described in such statements or the objectives and plans of the Company will be achieved. In addition, the Company’s qualification as a real estate investment trust involves the application of highly technical and complex provisions of the Internal Revenue Code. Readers should carefully review the Company’s financial statements and notes thereto, as well as the risk factors described in the Company’s filings with the SEC including but not limited to those discussed in the section titled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2016. Any forward-looking statement that the Company makes speaks only as of the date of this correspondence. The Company undertakes no obligation to publicly update or revise any forward-looking statements or cautionary factors, as a result of new information, future events, or otherwise, except as required by law.

Additional Information about the Proposed Merger and Where to Find It
In connection with the proposed transaction, Apple Hospitality filed a registration statement on Form S-4 (File No. 333-211564) with the SEC on May 24, 2016 that includes the joint proxy statement of Apple Hospitality and Apple Ten and also constitutes the prospectus of Apple Hospitality, as well as other relevant documents concerning the proposed transaction.  The registration statement as amended was declared effective by the SEC on July 15, 2016 and the joint proxy statement/prospectus was first mailed to shareholders of Apple Ten and Apple Hospitality on or about July 27, 2016. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SECURITY HOLDERS OF APPLE TEN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER MATERIALS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT EACH COMPANY AND THE PROPOSED TRANSACTION. Apple Hospitality and the Company also plan to file other relevant documents with the SEC regarding the proposed transaction.  The registration statement, the joint proxy statement/prospectus and other materials (if and when they become available) containing information about the proposed transaction, and any other documents filed by Apple Hospitality or Apple Ten with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed by Apple Hospitality with the SEC on its website at www.applehospitalityreit.com. Investors and security holders may obtain free copies of the documents filed by Apple Ten with the SEC on its website at www.applereitten.com. Investors and security holders may also obtain free copies of the documents filed by each of Apple Hospitality or Apple Ten by directing a written request to Apple Hospitality or Apple Ten, respectively, at 814 East Main Street, Richmond, Virginia 23219, Attention: Investor Relations or at (804) 727-6321.
Certain Information Regarding Participants
Apple Ten and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Apple Ten in connection with the proposed merger. Information about the executive officers and directors of Apple Ten and their ownership of securities in Apple Ten is set forth in Apple Ten’s definitive proxy statement for the 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2016. Investors and security holders may obtain additional information regarding the direct and indirect interests of Apple Ten and its executive officers and directors in the proposed merger by reading the joint proxy statement/prospectus and other relevant documents filed with the SEC when they become available. You may obtain free copies of these documents from Apple Ten using the sources indicated above.